Exhibit 99.1
Navios Maritime Acquisition Corporation
Announces
Acquisition of Two MR2 Product Tankers
with Employment
PIRAEUS, Greece, June 17, 2011 — Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE:NNA), an owner and operator of tanker vessels, announced today that it has agreed to acquire two 50,000 dwt MR2 product tankers built in 2009. The vessels are employed under long-term charter-out contracts with a remaining term of three years. The rates are $22,490 net per day for the first year and $21,503 net per day for the remaining charter out period. Delivery is expected in July 2011.
The two vessels will generate approximately $11.2 million annual EBITDA and $34.2 million of aggregate EBITDA assuming operating expense approximating current operating costs and 360 revenue days per year. The aggregate purchase price for the two new vessels is approximately $84.8 million, to be paid in cash.
New Financing
Navios Acquisition is expected to finance the acquisition with cash on its balance sheet plus $55.1 million of debt with a margin of 325 bps and an amortization profile of approximately 11 years. Other terms and conditions are in line with its existing credit facilities.
Angeliki Frangou, Chairman and CEO commented, “We continue to see opportunity in the product tanker market. We are pleased to add significant cash flow by acquiring quality vessels at a good price. As a result of this acquisition and the recent delivery of the VLCC Shinyo Kieran, we will have 13 vessels in the water and expect to receive two more LR1 product tankers in the fourth quarter of this year.”
Fleet Update
Navios Acquisition also announced today that the time charter for the Nave Cosmos has been extended at $11,213 net per day with profit sharing through February 2012. In addition, the current charter for the Nave Polaris has been extended for an additional six months at $11,213 net per day with profit sharing through January 2012.
Navios Acquisition has contracted 98.0% and 63.3% of its available days on a charter-out basis for 2011 and 2012, respectively.
About Navios Maritime Acquisition Corporation
Navios Maritime Acquisition Corporation (NYSE:NNA) (“Navios Acquisition”) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.
For more information about Navios Acquisition, please visit our website: www.navios-acquisition.com.
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although the Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for crude, product and chemical tanker vessels, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Investor Relations Contact:

Navios Maritime Acquisition Corporation
+1.212.906.8644
info@navios-acquisition.com